FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether EMBRAER files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X         Form 40-F

Indicate by check mark if EMBRAER is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if EMBRAER is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, EMBRAER is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to EMBRAER in connection with Rule 12g3-2(b):

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-139521), as amended, filed by Embraer–Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933, as amended, or the Securities Act, to the extent not superseded by documents or reports subsequently filed by Embraer–Empresa Brasileira de Aeronáutica S.A. under the Securities Act or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, EMBRAER has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: February 6, 2007	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate
and Chief Financial Officer

EXHIBIT INDEX

1.	Form of Instrumento Particular de Contrato de Distribuição de Ações Ordinárias Nominativas de Emissão da Embraer–Empresa Brasileira de Aeronáutica S.A., the Brazilian underwriting agreement, which constitutes Exhibit 1.2 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).